Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-184325 June 28, 2013

VIEWPOINT

BLACKROCK®

EXCHANGE TRADED PRODUCTS:

OVERVIEW, BENEFITS AND MYTHS

JUNE 2013

Executive Summary

As exchange traded funds (ETFs) and other exchange traded products (ETPs) have grown tremendously over the past several years, so too has the notice of regulators, academics and investors. BlackRock, a leading investment manager and major ETF sponsor, has been an active participant in discussions related to ETFs. This ViewPoint represents the third in a series, which also includes “ETFs: A Call for Greater Transparency and Consistent Regulation,” published in October 2011, and “Understanding the Flash Crash: What Happened, Why ETFs Were Affected and How to Reduce the Risk of Another,” published in November 2010.

While this paper, our most comprehensive, provides an overview of the range of investment vehicles commonly referred to as ETPs, its primary focus is ETFs. We identify specific benefits of ETFs, analyze their purported shortcomings and dig into some of the common myths about ETFs, particularly index-based products. We also identify some general principles that we believe can help maximize the utility of ETFs and minimize the potential for adverse impacts on investors and the broad financial markets.

The terms ETP and ETF are commonly used to describe a number of very different investment vehicles that share one common trait — they are traded on an exchange. The majority of ETPs provide exposure to a market index and seek to mimic the performance of that index. Not all ETPs are funds. Because index-tracking ETFs are the most typical ETPs, this paper focuses primarily on those products.

While the growing impact of ETPs on markets has been the topic of healthy debate, the vast majority of empirical data and practical experience to date indicates that well-structured ETFs have extended significant benefits to investors and to the functioning of markets that meaningfully outweigh any perceived or actual weaknesses. Key benefits that distinguish well-structured ETFs from open-end funds (OEFs, or mutual funds) include enhanced liquidity, a high degree of transparency, lower vulnerability to market timing and the ability to trade in and out of positions intraday. The benefits of index-based ETFs include generally low administrative expenses, low trading overhead, cost-efficient and convenient access to a variety of markets (both liquid and less liquid markets) and the ability to replicate exposure to various broad market benchmarks via a single vehicle.

Regulatory scrutiny of ETFs and other ETPs has increased as they have grown to represent a significant portion of market trading activity. In some instances, the popular perceptions of ETFs that have evolved over time differ from the empirical truths. For ease of reference, we categorize and discuss these incongruities as “myths” and offer insights that we believe speak to the realities surrounding ETFs.

MYTH: Commodities ETPs Cause Commodity Price Volatility

Reality: Commodities ETPs generally do not invest directly in the underlying commodities. As such, the net impact on the pricing of the underlying commodities markets is modest at best, and relative to other investment vehicles, would be considered comparable. Those commodities ETPs that do invest directly in the underlying commodity, such as most metals-based ETPs, closely resemble conventional stock and bond ETFs. Concerns that these ETPs remove supply from the market, adversely affecting the supply/demand dynamics in the spot market, are not supported by empirical data.

On the contrary, BlackRock and other commodities ETP sponsors have countered that commodities ETPs facilitate greater market liquidity and more efficient price discovery.

The opinions expressed are as of June 2013 and may change as subsequent conditions vary.

Introduction

Exchange traded funds (ETFs) have grown substantially in size, diversity and market significance in recent years, drawing the attention of regulators, investors and academics seeking to assess and understand the implications of this growth. The effects of the broadening ETF product set have been the topic of healthy debate, inspiring many viewpoints. The vast majority of empirical data1 and practical experience to date, however, indicates that ETFs have extended significant benefits to investors and to the functioning of markets (e.g., enhanced liquidity) that meaningfully outweigh any perceived or actual weaknesses. Like all investment instruments, ETFs may not be perfect, but we most often find them to be superior to the next best currently available investment vehicles.

This paper provides an overview of the variety of products commonly referred to as “ETFs.” Specific benefits of ETFs are identified and their purported shortcomings analyzed. Some of the common myths around the structure of ETFs and index investing are detailed from BlackRock’s perspective as a major participant in the ETF market. We identify some general principles that we believe, if applied consistently by all market participants, will help maximize the utility of ETFs and reduce the chances that their growth and evolution will result in any adverse impacts for investors and financial markets broadly.

1. Benefits of ETFs

Enhancing Liquidity

The cost of trading any security is predominantly the difference between the bid (the price offered by market makers at which investors can sell) and the ask (the price offered by market makers at which investors can buy). This is known as the spread. ETF shares have a spread, as do each of the underlying securities held by an ETF. In the period following the launch of an ETF, the spread of the ETF’s shares will typically reflect the average spreads of the ETF’s underlying holdings. This is because secondary market prices for the ETF will reflect the costs to create new shares (which would be accomplished by buying and delivering the ETF’s published in-kind basket), or to short ETF shares (which would be hedged by buying the published in-kind basket or a correlated equivalent instrument), in order to satisfy buying demand. The same effect happens, with the opposite trades, in response to selling demand. As long as the spread (i.e., the cost of buying or selling) of an ETF’s shares is no greater than the spread of its basket, purchasers of the ETF shares receive access to the underlying exposure at fair cost. In many cases, over time, the spread of an ETF’s shares will become less (often substantially less) than the spread of the basket. This is because ETF shares often develop inherent liquidity, much like stocks. As noted above, the ability of dedicated market makers and other traders to net off purchases and sales intraday in the secondary market (without ever trading the underlying ETF basket) can result in dramatically lower costs for trading an ETF’s shares than buying or selling its underlying holdings. This results in reduced transaction costs. Normal competition among market makers ultimately converts these reduced costs into narrower spreads quoted for ETF shares, and the spread compresses from the average spread of the ETF’s underlying portfolio securities to a reduced level that reflects secondary market volume. It is for this reason (i.e., access to the underlying exposure at a cost substantially lower than if acquiring that exposure directly) that ETFs holding relatively less liquid portfolio securities often offer a compelling benefit to shareholders.

As an example of the resilience of the ETF market during periods of market stress, Figure 1 shows premium/discount levels and trading volume for iShares Gold Trust (IAU) during the plunge in gold prices that occurred during Friday, April 12 and Monday, April 15, 2013. Over this

Figure 1: GOLD ETF (IAU) BEHAVIOR YTD THROUGH APRIL 17, 2013

Premium/Discount to NAV of IAU

PREMIUM DISCOUNT (%)

2.00%

1.00%

0.00%

-1.00%

-2.00%

-3.00%

-4.00%

VOLUME ($M)

1000

900

800

700

600

500

400

300

200

100

0

1/2/2013

1/4/2013

1/8/2013

1/10/2013

1/14/2013

1/16/2013

1/18/2013

1/23/2013

1/25/2013

1/29/2013

1/31/2013

2/4/2013

2/6/2013

2/8/2013

2/12/2013

2/14/2013

2/19/2013

2/21/2013

2/25/2013

2/27/2013

3/1/2013

3/5/2013

3/7/2013

3/11/2013

3/13/2013

3/15/2013

3/19/2013

3/21/2013

3/25/2013

3/27/2013

4/1/2013

4/3/2013

4/5/2013

4/9/2013

4/11/2013

4/15/2013

4/17/2013

IAU Volume

IAU

Source: Bloomberg. Data as of 4/17/2013

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period of two trading days, the price of gold dropped 13% on concern that central banks would wind down bond purchase programs and worry over lower growth estimates for the Chinese economy. A 9% drop in the spot price of gold on April 15 constituted the largest daily decline in the spot gold price in 30 years. The gold market decline was followed by drops in the broader commodities and equity markets.

With the rapid drop in gold prices, trading volume reached an all-time high but ETF market mechanisms remained stable. The secondary market price of IAU reached a discount of 3% to NAV on April 12, but reverted back to trading in its normal range within +/- 0.5% premium or discount in several days. Massive values were traded in an orderly manner with only modest market impact.

2. Structural Characteristics of ETPs

Commodities ETPs generally do not invest directly in the underlying commodities because the cost of storing most physical commodities is uneconomical. Instead, they invest through derivatives, typically exchange traded futures. The prices of commodities futures contracts incorporate both expectations about future prices and costs of holding an underlying commodity until a specified delivery date. They do not track closely with the spot price of a commodity. Many commodities futures are typically in “contango,” meaning the price of a futures contract is higher than the spot price and futures for later settlement are generally more expensive than futures for sooner settlement. This pricing pattern is typical for non-perishable commodities (e.g., metals, oil) that require tying up capital and incurring storage costs in order to make physical settlement at a future date.

Other commodities futures are typically in “backwardation,” meaning the price of a futures contract is lower than the spot price and futures for later settlement are generally less expensive than futures for sooner settlement. An ETP that “rolls” (or is benchmarked to an index that rolls) from an expiring futures contract to the next contract benefits from backwardation, because the amount of money realized from the sale of the expiring contract buys more exposure to the commodity at a later settlement date, but suffers from contango, because the amount of money realized from the sale of the expiring contract buys less exposure to the commodity at a later settlement date. An ETP providing exposure to a commodity through futures contracts perpetually in contango loses money on each roll, which over time may materially detract from the ETP’s returns.2 Futures markets can switch unpredictably between backwardation and contango, which can increase price volatility for the ETP. Because of futures price volatility and lack of strong correlation with the spot price, investors in a futures-based commodities ETP expecting the ETP to track the spot price may be surprised and disappointed.

Some commodities ETPs, such as SPDR Gold Shares (GLD) and other metals-based ETPs, do invest directly in the underlying commodity and, therefore, closely resemble “plain vanilla” stock and bond ETFs structurally. A number of critics have, therefore, raised concerns that these ETPs remove supply from the market, adversely affecting the supply-and-demand dynamics in the spot market for the underlying metal in a manner potentially leading to shortages, increased commodity prices and lost economic activity. BlackRock and other commodities ETP sponsors have countered that commodities ETPs facilitate greater market liquidity and more efficient price discovery. Moreover, much of the supply of metal deposited in-kind into physical metal ETPs is frequently already held for trading purposes by metals dealers and does not represent new incremental demand. To the extent any portion does represent new incremental demand, the price dynamics of the underlying markets are too complex to draw easy conclusions about any impact to effect on the spot prices of commodities, and the empirical evidence does not support claims that commodities ETPs inevitably result in commodities spot price increases.3

These issues were recently raised and debated as part of a regulatory review process relating to the potential launch of two physical copper ETPs in the United States.4 The staff of the US Securities and Exchange Commission (SEC) studied the issue and found no basis for the claim that the proposed ETPs would distort underlying market dynamics.5

Conclusion

ETFs are highly additive to investors and the overall financial system, an assertion that we base on our own experience as a major market participant, as well as the supporting data detailed in this paper. ETFs add transparency, accessibility and stability to financial markets by bringing several critical elements together in a single investment vehicle.

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Notes

1. In many cases, data for iShares, the family of ETFs managed by BlackRock, are used in this paper due to the ease of availability to the authors as well as regulatory and other considerations. However, the topics in this paper are meant to incorporate the broader universe of ETF products.

2. See “Backwardation and Contango: Futures traders and commodity ETF investors who do not understand the difference can and will get burned,” at http://nastrading.com/backwardation-and-contango-futures-traders-and-commodity-etf-investors-who-do-not-understand-the-difference-can -and-will-get-burned/; and “Got a Commodity ETF? Watch Out For Contango!,” at http://www.investopedia.com/stock-analysis-2013/got-a-commodity-etf-watch-out-for-contango-ung-blnd-gld0214.aspx.

3. See letter dated September 12, 2012, from Ira P. Shapiro and Deepa Damre, BlackRock, to Elizabeth M. Murphy, Secretary, US Securities and Exchange Commission, at http://www.sec.gov/comments/sr-nysearca-2012-66/nysearca201266-3.pdf.

4. See comments filed with the US Securities and Exchange Commission in connection with the Proposed Rule Changes to List and Trade Shares of the JPM XF Physical Copper Trust (SR-NYSEArca-2012-28) and the iShares Copper Trust (SR-NYSEArca-2012-66), at http:www.sec.gov/comments/sr-nysearca-2012-28/nysearca201228.shtml and http://www.sec.gov/comments/sr-nysearca-2012-66/nysearca201266.shtml.

5. See memorandum dated November 6, 2012, from the SEC Division of Risk, Strategy and Financial Innovation Re: Proposed Rule Change by NYSE Arca, Inc. to List and Trade Shares of the JPM XF Physical Copper Trust and the iShares Copper Trust, at http://www.sec.gov/comments/sr-nysearca-2012-28/nysearca201228-19.pdf.

iShares Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The iShares Gold Trust is not a standard ETF; it is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices.

© 2013 BlackRock, Inc. All Rights Reserved. BLACKROCK and iSHARES are registered trademarks of BlackRock, Inc. or its subsidiaries in the United States and elsewhere. All other trademarks are those of their respective owners. iS-10202-0613

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